SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 29, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Corporate Taxpayer’S Registry 76.535.764/0001 -43
Board of Trade 5330000622-9
Publicly-held Company

     NOTICE OF CANCELLATION OF SUMMONS FOR
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Brasil Telecom S.A. (“BT” or “Company”) hereby informs the market that, in the Company’s Meetings of the Board of Directors, held on September 28 and 29, 2005, the Company’s Collegiate, in compliance with Notice 106/2005-CMA, submitted on September 28, 2005 to the Chief Executive Officer of the Company, Mrs. Carla Cico, by the President of the Comissão de Meio Ambiente, Defesa do Consumidor e Fiscalização e Controle, Subsecretaria de Apoio às Comissões Permanentes, Secretaria de Comissões do Senado Federal, Senator Leomar Quintanilha (“Notice of the Federal Senate”), deliberated and approved, by majority decision and in compliance with the determination contained on item 3 of the Notice of the Federal Senate, to cancel BT’s summons of the Extraordinary Shareholders’ Meeting, scheduled for September 30, 2005, at 10:00 a.m.

In this sense, the summons for BT’s Extraordinary General Meeting scheduled for September 30, 2005, at 10:00 a.m., at the Company’s headquarters, according to Summons Notice disclosed, on September 01, 02 and 05, 2005, on the following newspapers: Jornal de Brasília, Valor Econômico and Diário Oficial da União (Federal Gazette) - on Section III, pages 121, 89 and 112, produces no effect.

Eduardo Seabra Fagundes
Chairman of the Board of Directors
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer